FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 12, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant”)

Federated Hermes Global Equity Fund

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

Federated Hermes Global Small Cap Fund

Class A Shares

Class C Shares

Institutional Shares

Class R6 Shares

(collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on March 5, 2019 with respect to its Post-Effective Amendment No. 8 under the Securities Act of 1933 and Amendment No. 9 under the Investment Company Act of 1940 to its Registration Statement filed on December 28, 2018.

Please note that, unless noted, all comments apply to both Funds.

COMMENT 1: Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnote (1) since the expenses disclosed are not currently charged by the Funds. This disclosure may be provided in Item 12 of the Funds’ prospectuses.

RESPONSE: The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for the Funds’ Class A Shares and the shareholder services/account administration fee (SSF/AAF) for the Funds’ Institutional Shares are “dormant” (collectively, the “Dormant Fees”). While the Dormant Fees have been approved by the Funds’ Board of Trustees (the “Board”), these Dormant Fees will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fees in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fees in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) Dormant Fees have been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the Dormant Fees are not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 2: Prospectus Risk/Return Summary: Fees and Expenses

With respect to Footnote (3) please see Comment #1. In addition, please confirm that the 0.49% total does not include the 0.25% fee that is disclosed as dormant.

RESPONSE: Please see response to Comment #1.

Additionally, the Registrant confirms that the 0.25% fee is not included in the Other Expenses line item in the fee table.

COMMENT 3: Prospectus Risk/Return Summary: Fees and Expenses

With respect to Footnote (4), please delete the word “voluntary” in the parenthetical as shown below:

The Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, tax reclaim recovery expenses, interest expense, extraordinary expenses, and proxy-related expenses, paid by the Fund, if any) paid by the Fund’s A class, C class, IS class and R6 class (after the ~~voluntary~~ waivers and/or reimbursements) will not exceed 0.99%, 1.74%, 0.74% and 0.73% (the “Fee Limit”), respectively, up to but not including the later of (the “Termination Date”):(a) April 1, 2020; or (b) the date of the Fund’s next effective Prospectus. While the Adviser and its affiliates currently do not anticipate terminating or increasing these additional arrangements prior to the Termination Date, these additional arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Trustees.

RESPONSE: With respect to the comment to remove the word “voluntary,” the Funds’ Advisers and certain of their affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and enter into these agreements with the Funds’ Boards of Trustees (Boards) unless or until the Funds’ Boards approve terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Boards. The “voluntary waivers and/or reimbursements” referenced are the same fee waiver and/or expense reimbursement arrangement as discussed in Footnote 4 and the Fee Limit is the threshold for total fund operating expenses under these very same fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 4: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please add disclosure that states that the Example reflects the fee waivers and expense limits only for 1 year.

Please revise the first sentence of the second paragraph to include the following as listed below:

“The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then hold all shares or redeem all of your shares at the end of those periods.”

RESPONSE: The Registrant confirms that the Example does not include any fee waivers or expense limits.

With respect to the narrative preceding the Example, the Registrant will revise the disclosure so that it appears as follows (additional language is bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  Expenses assuming no redemptions are also shown. The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 5: Prospectus Risk/Return Summary: Investments, Risk and Performance: What are the Fund’s Main Investment Strategies?

We believe that there are inconsistencies in how the Funds define and determine a “global” investment. We note the first paragraph and the disclosure at the top of page 3 as examples.

First Paragraph:

The Fund pursues its investment objective of long-term capital appreciation by investing primarily in equity securities that are quoted or traded on regulated markets worldwide and component securities of the MSCI All Country World Index or equity securities of companies listed in the countries referenced in this index

Pg. 3 Disclosure:

The Fund will invest in a diversified portfolio of equities (such as common and/or preferred stock and/or rights/warrants) and/or equity-related instruments (such as depositary receipts) of, or relating to companies in, or that derive a large proportion of their revenue from, global developed and emerging markets. Investment in or exposure to such securities will be on a long-only basis.

Please clarify how the Funds determine that an asset is outside of the United States. How do the investments in equity securities tie to the global and/or worldwide disclosures?

When considering the revisions, please note the Staff’s position pursuant to Rule 35d-1 where “global” is used in a fund’s name. Specifically, a fund may state that it would invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States or, if conditions are not favorable, invest at least 30% of its assets outside the United States.

RESPONSE: The Registrant will restate the first paragraph of each Fund’s “Main Investment Strategies” as follows to better conform the descriptions of global securities across the disclosure (deletions are stricken and additions are bold and underlined). As result of these edits, the Registrant believes the first paragraph and the disclosure on the top of page 3 are now consistent. Accordingly, no edits will be made to the disclosure at the top of page 3.

Federated Hermes Global Equity Fund:

The Fund pursues its investment objective of long-term capital appreciation by investing primarily in equity securities ~~that are quoted or traded on regulated markets worldwide and component securities of the MSCI All Country World Index or equity securities of companies listed in the countries referenced in this index.~~ of companies domiciled in, or that derive a large proportion of their revenue from global developed and emerging markets. The Fund will also invest in component securities of the MSCI All Country World index or in securities of companies listed in the countries referenced in this index. The Fund will generally allocate a substantial amount of its total assets (approximately 40% or more – unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%) to non-U.S. investments.

Federated Hermes Global Small Cap Fund:

The Fund pursues its investment objective by investing primarily in equity and/or equity-related securities (such as depositary receipts) of, or relating to, small-cap companies domiciled in, or that derive a large proportion of their income from, global developed markets. The Fund will also invest in component securities of the MSCI World Small Cap index or in securities of companies listed in the countries referenced in this index. The Fund will generally allocate a substantial amount of its total assets (approximately 40% or more – unless market conditions are not deemed favorable by the Adviser, in which case the Fund would invest at least 30%) to non-U.S. investments.

COMMENT 6: Prospectus Risk/Return Summary: Investments, Risk and Performance: What are the Main Risks of Investing in the Fund?

With respect to Eurozone Related Risk, please add language related to Brexit Risk if the Registrant feels that is applicable.

RESPONSE: The “Eurozone Risks” disclosure in the Fund’s statutory prospectus contains Brexit disclosure. The Registrant acknowledges the Staff’s comment and confirms that, as part of a Federated Funds complex-wide review, it anticipates that it will assess its Statutory Prospectus Eurozone Related Risk factor for changes to the existing Brexit disclosure following the withdrawal of the United Kingdom from the European Union, which is tentatively scheduled to take place on March 29, 2019. Accordingly, disclosure revisions will also be considered for the Summary section risk factor. These revisions are anticipated to occur at the Funds’ next regularly scheduled annual updates.

COMMENT 7: Performance: Bar Chart and Table

Please disclose to the Staff which broad-based securities market index the Fund intends to use.

RESPONSE: The Registrant supplementally notes that the broad-based securities market indexes for the Funds are intended to be the MSCI All Country World Index and MSCI World Small Cap Index for the Federated Hermes Global Equity Fund and the Federated Hermes Global Small Cap Fund, respectively.  The Registrant further notes that when the Funds have annual returns for at least one calendar year, the Funds will identify their indexes in their Prospectuses as required pursuant to Item 4(b)(2) of Form N-1A.

Comment 8: What are the Fund’s Principal Investments? Foreign Securities:

With respect to the definition of Foreign Securities, please revise the disclosure to be consistent with how foreign securities are described in the investment strategies.

RESPONSE: The Registrant believes that the current “Foreign Securities” language is consistent with each Fund’s strategies, as edited in response to Comment 5. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

COMMENT 9: What are the Specific Risks of Investing in the Fund?

With respect to Eurozone Related Risk, please add language related to Brexit Risk if the Registrant feels that is applicable.

RESPONSE: The “Eurozone Risks” disclosure in the Fund’s statutory prospectus contains Brexit disclosure. The Registrant acknowledges the Staff’s comment and confirms that, as part of a Federated Funds complex-wide review, it anticipates that it will assess its Statutory Prospectus Eurozone Related Risk factor for changes to the existing Brexit disclosure following the withdrawal of the United Kingdom from the European Union, which is tentatively scheduled to take place on March 29, 2019. Accordingly, disclosure revisions will also be considered for the Summary section risk factor. These revisions are anticipated to occur at the Funds’ next regularly scheduled annual updates (See Comment 6., above).

COMMENT 10: What are the Specific Risks of Investing in the Fund?

With respect to the Risk of Investing in Derivatives Contracts, please add specific risk disclosure related to futures contracts and further revise to add risk specific disclosure for any other derivative type to be used by the Funds.

RESPONSE: In response to the Staff’s comment, the Registrant has reviewed its risk disclosure and believes that the current disclosure under the “Risk of Investing in Derivative Contracts” which corresponds with the securities description for futures contracts, adequately discloses the risks relating to investing in derivatives, including futures contracts. Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this comment.

COMMENT 11: Prior Performance of Composite Accounts Similarly Managed by Adviser: Please confirm that the Adviser has the records necessary to support the prior performance calculations as required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers Act”).

RESPONSE: The Adviser and Sub-Adviser confirm that they have all accounts, books, internal working papers and any other records or documents that form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Advisers Act.

COMMENT 12: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the first sentence disclosed below, please delete the phrase “of the Fund” as the Fund is not yet effective.

“The following performance information relates to the Hermes Equity Composite (“Composite”), which is a performance composite consisting ~~of the Fund~~ and other private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s Adviser.”

RESPONSE: The Registrant confirms that “the Fund” should be removed. The sentence will now read as follows, as applicable in each of the Funds (deletions are stricken and additions are bold and underlined):

“The following performance information relates to the Hermes [Equity/Global Small Cap] Composite (“Composite”)], which is a performance composite consisting of a UCITs fund and ~~the Fund and other~~ private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s Adviser.”

COMMENT 13: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the first sentence and the phrase “and other private accounts”, please note and confirm that this section must contain all other private accounts with substantially similar investment objectives, strategies, policies and risks.

If the Composite does not contain all private accounts, then please explain what is not included and why.

RESPONSE: The Registrant confirms that the Composites contain all UCITs funds and private accounts with substantially similar investment objectives, strategies, policies and risks to the Funds.

COMMENT 14: Prior Performance of Composite Accounts Similarly Managed by Adviser. With respect to the first sentence and the phrase “managed by the Fund’s Adviser”; should Adviser be changed to Sub-Adviser, based on the disclosure in the “Who Manages the Fund?” section?

RESPONSE: The Registrant will correct all references within the “Prior Performance of Composite Accounts Similarly Managed by Adviser” section to refer to the Sub-Adviser, rather than the Adviser, including editing the title of this section.

COMMENT 15: Prior Performance of Composite Accounts Similarly Managed by Adviser: The second paragraph of this section seems to be duplicative of the first paragraph. Please consider deleting.

If the paragraph is not to be removed, then please confirm the name of the Adviser or Sub-Adviser is correct as disclosed.

RESPONSE: The Registrant believes the second paragraph includes additional information not included in the first paragraph. In accordance to the response to Comment 14, the second paragraph will be updated to refer to the Sub-Adviser.

COMMENT 16: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the performance table and the footnotes immediately following, please provide the index names and corresponding footnotes as well as a completed table for the Staff’s review, prior to the Fund going effective.

RESPONSE: The Registrant has completed the tables for each of the Funds and has provided them as Attachments A and B to this correspondence.

COMMENT 17: Prior Performance of Composite Accounts Similarly Managed by Adviser: With respect to the third paragraph of the section and the sentence that disclosed below, please disclose how the performance was calculated.

“The method for computing historical performance information for the Composite differs from the SEC’s method for computing the historical performance of the Fund.”

RESPONSE: The Registrant confirms that the performance is calculated in accordance with relevant SEC guidance with respect to registered investment company performance presentations. Accordingly, the Registrant will delete the noted sentence.

COMMENT 18: Prior Performance of Composite Accounts Similarly Managed by Adviser: Please state that the returns shown are net of all actual fees and expenses, including sales loads.

Please confirm that the highest fee charged to any account in the Composite, during the performance period, is reflected in the performance table.

RESPONSE: The performance presentation has been prepared in compliance with Global Investment Performance Standards (GIPS ®) and, consistent with investment adviser performance presentation standards, performance results are presented both net and gross of total fees and reflect the reinvestment of income. Gross of fees returns have been calculated gross of management fees, custodial fees and reclaimable withholding taxes, but after all trading commissions. Net returns reflect the deduction of a maximum fee. A model fee equal to the highest fee that a client could pay (3.00% annually as charged by the program sponsor, inclusive of up to a maximum investment advisory fee of 0.55%) is used. This total fee includes all charges for management fees, custodial fees, reclaimable withholding taxes and all trading commissions. Actual fees may vary for each individual portfolio depending on, among other things, the applicable fee schedule and portfolio size.

Accordingly, please see the revisions to the Composite disclosures in Attachments A and B to this correspondence.

COMMENT 19: Additional Information on the Availability of Certain Waivers and Discounts

In the first paragraph, please delete the following sentence:

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

RESPONSE: With respect to the sentence that states, “The information contained in Appendix B is based on information provided by these financial intermediaries,” the Registrant respectfully submits that the disclosure in question is, in the Registrant’s view, accurate and not a disclaimer of responsibility. The Registrant, the Funds, and their respective investment advisers do not establish or determine financial intermediary-specific policies and procedures. These policies and procedures are solely determined by a financial intermediary and the Registrant makes the financial intermediary’s policy, as provided by the intermediary, available to shareholders with Appendix B.

Statement of Additional Information:

COMMENT 20: Federated Hermes Global Equity Fund - Investment Objective and Investment Limitations With respect to the statement that reads:

“The Fund will seek to achieve its investment objective by investing in a portfolio of equity securities quoted or traded on regulated markets worldwide, and the Fund will invest at least two-thirds of its assets in these securities.”

Please make this disclosure consistent with the language added to the strategy related to global and worldwide.

It is also noted that the two-thirds reference, if applicable to equity securities, is not consistent with the 80% policy.

RESPONSE: In order to conform to changes made in to the Fund’s strategies in response to Comment 5, the noted disclosure will be replaced in its entirety with the following:

The Fund will seek to achieve its investment objective by investing in a portfolio of equity securities of companies domiciled in, or that derive a large proportion of their revenue from global developed and emerging markets. The Fund may (but is under no obligation to) invest in component securities of the MSCI All Country World index or in securities of companies listed in the countries referenced in this index.

COMMENT 21: Investment Objective and Investment Limitations-Illiquid Securities:

Please revise the illiquid securities disclosure to more closely follow the definition of “illiquid investments” under Rule 22e-4(a)(8) under the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE: The Registrant acknowledges the Staff’s comment and confirms that, as part of a Federated Funds complex-wide review, it anticipates revising the disclosure regarding the Funds’ non-fundamental investment limitations on illiquid securities at the Funds’ next regularly scheduled annual updates.

COMMENT 22: Investment Objective and Investment Limitations-Additional Information:

Please note that a fund and its adviser may not ignore the investment of affiliated and unaffiliated underlying investment companies when determining whether or not a fund is in compliance with its concentration policy.

Please revise the Additional Information to clarify that the Funds will consider the investments of their underlying investment companies (not just underlying funds that are concentrated) when determining the Funds’ compliance with their concentration policy.

RESPONSE:  In response to the Staff’s comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that the Funds’ disclosure and monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” underlying investment companies in which the Funds invest for purposes of administering their concentration policies. The Funds do not currently have access to the individual holdings of such products to apply a “look through” to effectively determine their industry concentrations. To the extent that the Funds determine that an investment in an underlying investment company exposes the Funds to a material risk, including significant exposure to a particular industry or group of industries, the Funds will take steps intended to ensure that they have appropriate risk disclosure relating to that investment.  Supplementally, the Registrant notes that such exposure is unlikely for the Funds, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Funds’ diversification and reduce their concentration.

Therefore, the Registrant respectfully declines to revise the disclosure to indicate that the Funds will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Funds will continue to look through to the investments only of concentrated portfolios.

COMMENT 23: Investment Objective and Investment Limitations-Additional Information:

With respect to (d) in the second paragraph:

(d) municipal securities shall exclude private activity municipal debt securities, which are principally backed by the assets and revenues of the non-governmental user of the funds generated by securities issuance;

Please move this carve out to the actual concentration policy, since these are new funds where changing the fundamental concentration policy is easier to do.

RESPONSE: The Registrant notes that the existing fundamental concentration policy is standard language appearing in funds across the Federated complex. Accordingly, the Registrant respectfully declines to move the above noted language into the fundamental policy in order to maintain consistency across the complex and allow for more efficient compliance management.

COMMENT 24: Investment Objective and Investment Limitations-

With respect to the additional information regarding the borrowing limitation (shown below), please expand the disclosure to say how Section 18 applies as to the borrowing limitation and include what the Funds must do if the 300% asset coverage limit is not satisfied.

“In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings.”

RESPONSE: The Registrant will revise the referenced language as shown below (addition is bold and underlined).

“In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings, and provided further that in the event that such asset coverage shall at any time fall below 300% the Fund shall, within three business days, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures

Attachment A – Federated Hermes Global Equity Fund

As of December 31, 2018, the Composite consisted of a UCITs fund and 2 separately managed private accounts, with assets totaling approximately $2.38 billion. The inception date of the Composite was 5/01/2013. At various times between the Composite’s inception date and December 31, 2018, other funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for substantially similarly managed accounts by the Adviser. The Fund’s total return will not normally equal (and may vary significantly from) the performance of the private accounts or the Composite itself. The following performance information for the Composite was prepared in accordance with industry best practices. The private accounts included in the Composite have different fees, expenses and cash flows than the Fund, which could negatively impact the performance of the Fund in relation to the private accounts. The actual fees and expenses of the Composite are lower than the anticipated operating expenses of the Fund (except for the IS class) and, accordingly, the performance results for the Composite generally are greater than the Fund’s performance would have been for the same periods. The private accounts included in the Composite also are not registered under the 1940 Act and therefore are not subject to certain investment restrictions, diversification requirements and other limitations imposed on the Fund by the 1940 Act and Subchapter M of the Internal Revenue Code. If such private accounts had been or would be registered under the 1940 Act, the performance may have been or would be adversely affected. The net returns shown are net of all actual fees and expenses, including sales loads. The highest fee charged to any account in the Composite, during the performance period, is reflected in the performance table.

(For the Period Ended December 31, 2018)	1 Year	5 Years	10 Years	Since Inception
Hermes Global Equity ESG Composite
Net Returns (after fees/expenses)	-11.02%	4.23%	N/A	7.03%
Gross Returns	-10.53%	4.80%	N/A	7.65%

MSCI World Net Index[1] (reflects no deduction for fees, expenses or taxes)	-9.42%	4.26%	N/A	5.86%

Morningstar World Large Stock Average[2]	-9.64%	3.72%	9.33%	5.86%

1 The MSCI World Net Index measures the performance of those MSCI World Net Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks are also members of the MSCI World Net Index. The MSCI World Net Index is unmanaged and, unlike the Fund, is not affected by cash flows.

2 Morningstar figures represent the average of the total returns reported by all the mutual funds designated by Morningstar as falling into the respective category indicated. They do not reflect sales charges.

Attachment B – Federated Hermes Global Small Cap Fund

As of December 31, 2018, the Composite consisted of a UCITS fund and 2 separately managed private accounts, with assets totaling approximately $1.31 billion. The inception date of the Composite was 07/01/2011. At various times between the Composite’s inception date and December 31, 2018, other funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for substantially similarly managed accounts by the Adviser. The Fund’s total return will not normally equal (and may vary significantly from) the performance of the private accounts or the Composite itself. The following performance information for the Composite was prepared in accordance with industry best practices. The private accounts included in the Composite have different fees, expenses and cash flows than the Fund, which could negatively impact the performance of the Fund in relation to the private accounts. The actual fees and expenses of the Composite are lower than the anticipated operating expenses of the Fund (except for the IS class) and, accordingly, the performance results for the Composite generally are greater than the Fund’s performance would have been for the same periods. The private accounts included in the Composite also are not registered under the 1940 Act and therefore are not subject to certain investment restrictions, diversification requirements and other limitations imposed on the Fund by the 1940 Act and Subchapter M of the Internal Revenue Code. If such private accounts had been or would be registered under the 1940 Act, the performance may have been or would be adversely affected. The net returns shown are net of all actual fees and expenses, including sales loads. The highest fee charged to any account in the Composite, during the performance period, is reflected in the performance table.

(For the Period Ended December 31, 2018)	1 Year	5 Years	10 Years	Since Inception
Hermes Global Small Cap Composite
Net Returns (after fees/expenses)	-11.67%	3.85%	N/A	8.53%
Gross Returns	-11.00%	4.63%	N/A	9.34%

MSCI Global Small Cap Gross Index[1] (reflects no deduction for fees, expenses or taxes)	-13.48%	4.34%	N/A	7.12%

Morningstar Small/Mid Stock Average[2]	-14.25%	2.87%	10.37%	5.63%

1 The MSCI Global Small Cap Gross Index measures the performance of those MSCI Global Small Cap Gross Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks are also members of the MSCI Global Small Cap Gross Index. The MSCI Global Small Cap Gross Index is unmanaged and, unlike the Fund, is not affected by cash flows.

2 Morningstar figures represent the average of the total returns reported by all the mutual funds designated by Morningstar as falling into the respective category indicated. They do not reflect sales charges.